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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents	Description
1.	Æterna Zentaris Management Proxy Circular dated March 7, 2008
2.	Æterna Zentaris Form of Proxy for its Annual Meeting of Shareholders to be Held on May 7, 2008

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: April 2, 2008	By:	/s/ MARIO PARADIS Mario Paradis Senior Vice President, Administrative and Legal Affairs and Corporate Secretary

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2008

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

March 7, 2008

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Æterna Zentaris Inc. (the "Corporation" or "Æterna Zentaris") will be held at the Hyatt Regency Montreal Hotel, Salle Alfred Rouleau A, 1255 Jeanne-Mance Street, Montreal, Quebec, on Wednesday, May 7, 2008, at 10:30 a.m. (Eastern time) for the following purposes:

1.
to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007, together with the auditors' report thereon;

2.
to elect directors;

3.
to appoint auditors and authorize the directors to determine their compensation;

4.
to consider and, if deemed advisable, adopt a resolution approving the making of certain amendments to the Corporation's Stock Option Plan; and

5.
to transact such other business as may properly come before the meeting.

        The record date for the determination of shareholders of Æterna Zentaris entitled to receive notice of and to vote at the meeting is March 14, 2008.

        As shareholders of Æterna Zentaris, it is very important that you read this material carefully and vote your shares, either by proxy or in person at the meeting.

        The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

By order of the Board of Directors,

Mario Paradis, CA
Corporate Secretary
Quebec City, Quebec, March 7, 2008

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than at the close of business on the second business day preceding the date of the meeting or any adjournment thereof.

Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5

MANAGEMENT INFORMATION CIRCULAR

1.     INTRODUCTION

        This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Æterna Zentaris Inc. (the "Corporation" or "Æterna Zentaris") for use at the annual meeting of shareholders of the Corporation (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding the Corporation's common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions.

        Information contained in this Circular is given as of March 7, 2008 unless otherwise specifically stated. All dollar amounts in the Circular are denominated in Canadian dollars, unless otherwise indicated.

2.     INFORMATION CONCERNING VOTING AT THE MEETING

Your Vote is Important

        As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These securityholder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.

Voting

        You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting or any adjournment thereof.

        You can choose from among three different ways to vote your Common Shares by proxy:

  1.
  by telephone;

  2.
  on the Internet; or

  3.
  by mail.

        The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

How to Vote — Registered Shareholders

        You are a registered shareholder if your name appears on your share certificate. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Proxy

  By Telephone

        Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call toll-free in Canada 1-866-732-VOTE (8683) and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

        You will need your 6-digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

        If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

        The cut-off time for voting by telephone is 5:00 p.m. (Eastern time) on May 5, 2008.

  On the Internet

        Go to the website www.computershare.com/proxy and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

        You will need your 6-digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

        If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

        The cut-off time for voting over the Internet is 5:00 p.m. (Eastern time) on May 5, 2008.

  By Mail

        Complete your form of proxy and return it in the envelope provided to you or by delivery to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 5, 2008 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. A list of addresses for the principal offices of Computershare is set forth on page 18 of this Circular.

        If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

        Please see the section titled "Completing the Form of Proxy" for more information.

  In Person at the Meeting

        You do not need to complete or return your form of proxy.

        You will receive an admission ticket at the Meeting upon registration at the registration desk.

How to Vote — Non-Registered Shareholders

        The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

        Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

        All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.

        You are a non-registered shareholder if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Proxy

        Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

        In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions on the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

  In Person at the Meeting

        You can vote your Common Shares in person at the Meeting if you have instructed your nominee to appoint you as proxyholder.

        To do this, write your name in the space provided on the voting instruction form and otherwise follow the instructions of your nominee.

Completing the Form of Proxy

        You can choose to vote "FOR" or "AGAINST" Resolution 2008-1 (Stock Option Plan amendment) and "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

        When you sign the form of proxy without appointing an alternate proxyholder, you authorize Jürgen Ernst or David J. Mazzo, respectively the Chairman of the Board and the President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.

        Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

        You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

        If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.

        A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of any show of hands.

        If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form of proxy.

Changing your Vote

        In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of the Corporation's transfer agent, Computershare, located at 7th Floor, 1500 University Street, Montreal, Quebec, H3A 3S8, or at the Corporation's registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

Voting Requirements

        Resolution 2008-1 (Stock Option Plan amendment) reproduced at Schedule A to the Circular must be approved by more than fifty percent (50%) of votes cast at the Meeting by proxy or in person. Computershare will act as scrutineer at the Meeting and will count and tabulate the votes.

3.     VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

Voting Shares and Quorum

        As of March 7, 2008, there were 53,187,470 Common Shares issued and outstanding. Shareholders of record on March 14, 2008 are entitled to receive notice of and vote at the Meeting. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 24, 2008 during usual business hours at the Montreal office of the Corporation's transfer agent, Computershare, located at 7th Floor, 1500 University Street, Montreal, Quebec, H3A 3S8, as well as at the Meeting.

        A quorum is present at the Meeting if the holders of not less than 20% of the Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present within thirty (30) minutes of the opening of the Meeting, the shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

Principal Shareholders

        As of March 7, 2008, to the knowledge of the officers and directors of the Corporation, the only entities that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to the Common Shares are indicated in the table below:

Name of shareholder	Common Shares	Total Percentage of Voting Rights
	(#)	(%)
Solidarity Fund (QFL)	9,922,069	18.65
SGF Santé Inc.	8,810,878	16.57

4.     PRESENTATION OF THE FINANCIAL STATEMENTS

        The Annual Report including the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007 and the auditors' report thereon will be submitted at the Meeting.

5.     ELECTION OF DIRECTORS

        The Corporation's Articles provide that the Board of Directors (the "Board") of the Corporation shall be composed of a minimum of five and a maximum of fifteen directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the last annual meeting of shareholders. Management of the Corporation proposes the ten persons named in the table appearing on page 6 of the Circular (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of the shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation.

        Under the terms of contractual agreements among the Corporation and SGF Santé Inc. concerning, among other matters, the election of directors, provided that SGF Santé Inc. holds at least 5% of the Corporation's issued and outstanding voting shares, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders, one candidate designated by SGF Santé Inc., provided that the candidate receives a favourable recommendation from the Corporate Governance, Nominating and Human Resources Committee. In this respect and in accordance with the agreements mentioned above, Mr. José P. Dorais is the candidate currently designated by SGF Santé Inc. and is named in the table appearing on page 6.

        Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the ten nominees whose names are set out in the table appearing on page 6 of the Circular. Management of the Corporation does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held
Marcel Aubut Quebec, Canada	Managing Partner Heenan Blaikie Aubut (law firm)	1996	57,500
Martha Byorum, MBA(1) New York, USA	Senior Managing Director Stephens Cori Capital Advisors a division of Stephens Inc. (a U.S.-based investment bank and financial services company)	2001	12,000
José P. Dorais Quebec, Canada	Partner Miller Thomson Pouliot LLP (law firm)	2006	—
Jürgen Engel Frankfurt, Germany	Executive Vice President and Chief Scientific Officer, Æterna Zentaris Inc.	2003	42,779
Jürgen Ernst, MBA(2) Brussels, Belgium	Chairman of the Board Æterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	18,850
Pierre Laurin, PhD(2) Quebec, Canada	Executive in Residence HEC Montreal (Management faculty of University of Montreal)	1998	22,200
Gérard Limoges, FCA(1) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada	2004	9,000
Pierre MacDonald(1)(2) Quebec, Canada	Chairman of the Board Eurocopter Canada Ltd. (helicopter manufacturer)	2000	26,500
Gerald J. Martin California, USA	Corporate Director Former Vice President, Corporate Licensing and Technology Alliances at Abbott Laboratories Inc.	2006	2,500
David J. Mazzo, Ph.D. New Jersey, USA	President and Chief Executive Officer Æterna Zentaris Inc.	2007	36,500

(1)
Member of the Audit Committee.

(2)
Member of the Corporate Governance, Nominating and Human Resources Committee.

Mr. Marcel Aubut served as a director of Albums DF Ltée from September 5, 1997 to September 16, 2003. This company became bankrupt on December 6, 2003.

Mr. Pierre Laurin was, from May 1999 to May 2003, a director of Microcell Telecommunications Inc. ("Microcell"). Microcell entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the Companies' Creditors Arrangement Act (Canada). Mr. Laurin was a member of the Special Committee of the Board of Directors of Microcell created in connection with the foregoing restructuring.

Mr. Pierre MacDonald served as a director of Slater Steel Inc. ("SSI"), a manufacturer of specialty steel products, from February 1998 to August 2004. SSI and its subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act (Canada) and under Chapter 11 of the US Bankruptcy Code on June 2, 2003, and they have since conducted an orderly wind-down.

        On March 27, 2007, the Corporation announced the appointment of David J. Mazzo, Ph.D. as its new President and Chief Executive Officer, and Dr. Mazzo was appointed to the Corporation's Board on August 14, 2007. Prior to joining Æterna Zentaris, Dr. Mazzo spent more than 20 years in the pharmaceutical industry, and he previously served as President and CEO of Chugai Pharma USA from April 2003 until March 2007. He also held positions of increasing responsibility with Merck, Baxter, Rhône-Poulenc Rorer, Hoechst Marion Roussel and Schering-Plough. Dr. Mazzo holds a B.A. in Honors (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University, as well as an M.S. in Chemistry and a Ph.D. in Analytical Chemistry from the University of Massachusetts (Amherst). He further complemented his American education as a Research Fellow at the Ecole Polytechnique Fédérale de Lausanne, Switzerland.

        The Corporation does not have any direct information concerning shares beneficially owned by the above-mentioned persons or concerning Common Shares of the Corporation over which such persons exercise control or direction. This information was provided to the Corporation by the directors and nominees individually.

6.     STATEMENT OF EXECUTIVE COMPENSATION

  A.    Compensation of Outside Directors

        The following describes the compensation paid to the members of the Corporation's Board and committees up until December 31, 2007. Each outside director received an annual base remuneration of $25,000. In December 2007, the Corporation also granted to each of its outside directors options to purchase 25,000 Common Shares that will vest over a period of three years. The outside directors also received an attendance fee of $2,000 for each Board and committee meeting attended and a daily compensation of $1,500 for special work designated by the Board of Directors, if any. Attendance fees are reduced to $1,000 per meeting for a director participating in a Board or committee meeting by telephone, teleconference or any other telecommunications device. The Chairman of the Board and the Chairs of the Audit Committee and the Corporate Governance, Nominating and Human Resources Committee receive additional annual retainers of $50,000, $20,000 and $15,000, respectively. The committee members received an additional annual base remuneration of $5,000 for the Audit Committee and $2,500 for the Corporate Governance, Nominating and Human Resources Committee. The foregoing compensation scheme for directors will remain in place for 2008.

        During the financial year ended December 31, 2007, the Corporation paid an aggregate amount of $570,536 (US$531,226) to all of its outside directors for services rendered. Outside directors are paid in their home country's currency and are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or committee meetings.

        The number of Board and committee meetings held during the year ended December 31, 2007 and the attendance records of Board and committee members are presented in Schedule C to this Circular, "Statement of Corporate Governance Practices".

  B.    Compensation of Executive Officers

        The following table sets forth detailed information on the compensation of the (i) President and Chief Executive Officer, (ii) the Senior Vice President and Chief Financial Officer, (iii) the Corporation's three other most highly compensated executive officers and (iv) one additional executive officer for whom disclosure would have been provided under (iii) except that the individual did not serve as an executive officer of the Corporation for the entirety of the financial year ended December 31, 2007 (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2007, 2006 and 2005.

SUMMARY COMPENSATION TABLE

		Annual Compensation (all amounts are in Canadian dollars)			Long-term Compensation
					Awards		Payouts
	Year	Salary	Bonus	Other Annual Compensation(1)	Securities under Options Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Benefits
Name and principal occupation		($)	($)	($)	(#)	($)	($)	($)

David J. Mazzo(2)(3) President and Chief Executive Officer	2007 2006 2005	353,346 — —	268,500 — —	— — —	550,000 — —	— — —	— — —	107,400 — —

Gilles Gagnon(4) President and Chief Executive Officer	2007 2006 2005	88,850 300,000 300,000	— 100,000 112,500	— — —	60,000 — 75,000	— — —	— — —	891,700 — —

Dennis Turpin(2) Senior Vice President and Chief Financial Officer	2007 2006 2005	303,643 175,000 175,000	87,263 100,000 75,000	— — —	100,000 — 50,000	— — —	— — —	17,647 — —	(5)

Paul Blake(2)(6) Senior Vice President and Chief Medical Officer	2007 2006 2005	152,508 — —	56,385 — —	— — —	95,000 — —	— — —	— — —	55,655 — —

Jürgen Engel(7) Executive Vice President and Chief Scientific Officer	2007 2006 2005	367,100 320,333 339,705	110,130 106,778 84,926	— — — —	100,000 — 50,000	— — — —	— — — —	— — — —

Ellen McDonald(2)(8) Senior Vice President, Business Operations and Chief Business Officer	2007 — —	233,595 — —	82,161 — —	— — —	75,000 — —	— — —	— — —	15,618 — —

Mario Paradis(2) Senior Vice President, Administrative & Legal Affairs and Corporate Secretary	2007 2006 2005	285,643 161,866 145,600	107,577 75,000 54,000	— — —	100,000 30,000 40,000	— — —	— — —	— — —

(1)
Perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of annual salary and bonuses are not included in this column.

(2)
Amounts actually paid to David J. Mazzo, Paul Blake and Ellen McDonald in U.S. dollars and converted to Canadian dollars at an average exchange rate of CDN$1.00 to US$0.9311 for 2007. For Messrs. Turpin and Paradis, amounts were paid in U.S. dollars commencing on May 2, 2007.

(3)
Dr. Mazzo was appointed President and Chief Executive Officer of the Corporation on March 23, 2007 and his annual salary for 2007 was $483,300 (US$450,000). As per the terms of his employment contract, he received an incentive payment upon signature of his contract amounting to $107,400 (US$100,000).

(4)
Mr. Gilles Gagnon served as President and Chief Executive Officer until March 23, 2007 and his annual salary was $300,000 (US$289,185). Under the terms of a termination agreement, he received a severance package of $891,700 (US$830,262). All 60,000 options granted to Mr. Gagnon in 2007 were cancelled shortly following his departure from the Corporation. In addition, as part of his termination agreement, Mr. Gagnon is entitled to retain 415,000 options, all of which expire on or before March 23, 2012.

(5)
Represents an incentive payment received by Mr. Turpin in connection with his relocation to the United States. In addition to the foregoing, the Corporation also reimbursed Mr. Turpin's out-of-pocket moving expenses that amounted to $52,223 (US$48,625).

(6)
Dr. Paul Blake was appointed Senior Vice President and Chief Medical Officer of the Corporation on August 5, 2007 and his annual salary for 2007 was $375,899 (US$350,000). As per the terms of his employment contract, he received an incentive payment upon signature of his contract amounting to $55,655 (US$51,820).

(7)
Amounts actually paid to Dr. Engel in Euros and converted to Canadian dollars at an average exchange rate of CDN$1.00 to €0.6810 for 2007, €0.7024 for 2006 and €0.6623 for 2005.

(8)
Ms. Ellen McDonald was appointed Senior Vice President, Business Operations and Chief Business Officer on May 2, 2007 and her annual salary for 2007 was $349,050 (US$325,000). As per the terms of her employment contract, she received an incentive payment upon signature of her contract amounting to $15,618 (US$14,542).

        During the financial year ended December 31, 2007, the Corporation paid an aggregate amount of $3,026,300 (US$2,817,788) and granted an aggregate number of 1,095,000 stock options to all of its executive officers (excluding Mr. Gilles Gagnon and outside directors).

  C.    Stock Option Plan Information

        The Corporation has established a stock option plan for its directors, executive officers, employees and persons providing continuous services to the Corporation (the "Stock Option Plan") in order to attract and retain such persons, who will be motivated to work towards ensuring the Corporation's success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which the securities of the Corporation are then traded and with all relevant securities legislation. Individuals eligible to participate under the Stock Option Plan will be determined by the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be.

        Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant (the "Outside Expiry Date"). The Board of Directors or the Corporate Governance, Nominating and Human Resources Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the Toronto Stock Exchange (the "TSX") and the NASDAQ Global Market (the "NASDAQ") on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan generally vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee.

        Unless the Board of Directors or the Corporate Governance, Nominating and Human Resources Committee decides otherwise, optionholders cease to be entitled to exercise their options under the Stock Option Plan (each, an "Early Expiry Date"): (i) immediately, in the event an optionholder who is an officer or employee of the Corporation resigns or voluntarily leaves his or her employment with the Corporation or one of its subsidiaries or the employment with the Corporation or one of its subsidiaries is terminated with cause and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, the date on which such optionee ceases to be a member of the relevant Board; (ii) six months following the date on which employment with the Corporation or any of its subsidiaries is terminated as a result of the death of an optionholder who is an officer or employee of the Corporation and, in the case of an optionee who is a non-employee director of the Corporation or one of its subsidiaries, six months following the date on which such optionee ceases to be a member of the relevant Board by reason of death; (iii) 30 days following the date on which an optionholder's employment with the Corporation or any of its subsidiaries is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the optionholder; and (iv) where the optionholder is a service supplier, 30 days following the date on which such optionholder ceases to act as such, for any cause or reason.

        The Stock Option Plan also provides that, if the expiry date of an option(s) (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by the Corporation, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in the Corporation's securities is restricted in accordance with the policies of the Corporation and its affiliates.

        Optionholders may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

        In the event that, at any time, an offer to purchase is made to holders of all Common Shares, notice of such offer shall be given by the Corporation to each optionee and all unexercised options will become exercisable immediately at their respective exercise prices, but only to the extent necessary to enable optionees to tender their Common Shares in response to such offer.

        The Stock Option Plan currently provides that the following amendments may be made to the Stock Option Plan upon approval of each of the Board of Directors and the Corporation's shareholders as well as receipt of all required regulatory approvals:

  •
  any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

  •
  any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

  •
  any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

  •
  the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

  •
  the addition of a deferred or restricted share unit or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

  •
  with respect to an optionholder who is an "insider" of the Corporation,

  •
  any reduction in the exercise price of any option after the option has been granted, or

  •
  any cancellation of an option and the re-grant of that option under different terms, except if such re-grant occurs at least three months after the related cancellation,

  •
  except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications;

  •
  any extension to the term of an option beyond its Outside Expiry Date to an optionholder who is an "insider" of the Corporation (except for extensions made in the context of a "blackout period"),

  •
  any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan,

  •
  the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees, and

  •
  any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

        The Stock Option Plan further currently provides that the following amendments may be made to the Stock Option Plan upon approval of the Board of Directors and upon receipt of all required regulatory approvals, but without shareholder approval:

  •
  amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

  •
  amendments regarding any vesting period of an option;

  •
  amendments regarding the extension of an option beyond an Early Expiry Date in respect of any optionholder, or the extension of an option beyond the Outside Expiry Date in respect of any optionholder who is a "non-insider" of the Corporation;

  •
  with respect to any optionholder who is a "non-insider" of the Corporation, amendments to the terms of an option to reduce the exercise price of such option after the option has been granted, or to cancel an option and re-grant that option under different terms;

  •
  adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

  •
  discontinuing or terminating the Stock Option Plan; and

  •
  any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

        Certain changes to the amending provisions of the Stock Option Plan described above have been adopted by the Board of Directors and are being submitted to shareholders for your consideration and approval at the Meeting. See below and Section 11 of the Circular, "Amendments to the Stock Option Plan".

        The maximum number of Common Shares that may be issued under the Stock Option Plan is currently 5,318,740 (of which 5,309,947 Common Share are reserved for listing on the TSX), which, as at March 7, 2008, represented approximately 10% of all issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 10% of the issued and outstanding Common Shares at any given time. Under the Stock Option Plan, (i) the number of securities issued to insiders at any time, or issuable within any one-year period, under all of the Corporation's security-based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding securities and (ii) no single optionholder may hold options to purchase, from time to time, more than 5% of the Corporation's issued and outstanding Common Shares.

        On March 4, 2008, the Board of Directors approved, subject to receiving the approvals of the TSX and the Corporation's shareholders, an increase in the maximum number of Common Shares issuable under the Stock Option Plan from 10% to 11.4%. The TSX has approved these amendments to the Stock Option Plan and shareholders will be asked at the Meeting to adopt Resolution 2008-1 approving such increase. See Section 11 of the Circular, "Amendments to the Stock Option Plan". The Board of Directors also approved, on March 4, 2008, certain amendments to the Stock Option Plan of a "housekeeping" or clerical nature, as well as certain other amendments in order to comply with good governance practices. These amendments have been approved by the TSX. Apart from the "housekeeping" or clerical amendments adopted by the Board of Directors, the principal amendments made to the Stock Option Plan that are not subject to shareholder approval consist of the addition of two limitations on the aggregate number and value of option grants to non-employee directors of the Corporation. First, the Stock Option Plan has been modified so that: (i) the aggregate fair value of options granted under all security-based compensation arrangements of the Corporation to any one non-employee director of the Corporation, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Corporate Governance, Nominating and Human Resources Committee; and (ii) the aggregate number of securities issuable to all non-employee directors of the Corporation, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed 1% of the Corporation's issued and outstanding securities. A second limitation on option grants to the Corporation's non-employee directors was also added to the Stock Option Plan, namely non-employee directors are now eligible only to receive grants of up to 40,000 options upon or in connection with their election or appointment to the Board and are now eligible only to receive grants of up to 20,000 options for each and every year thereafter. These options will vest over a period of three years in equal thirds with the first third becoming vested on the first anniversary of the grant date, the second third becoming vested on the second anniversary of the grant date and the final third becoming vested on the third anniversary of the grant date. The specific number of options to be granted to non-employee directors in accordance with the foregoing shall be determined by the Board upon recommendation of the Corporate Governance, Nominating and Human Resources Committee.

        The complete text of the Stock Option Plan, blacklined to show all amendments approved by the Board on March 4, 2008, is attached as Schedule B to this Circular.

Options granted during the most recently completed financial year

        An aggregate of 1,080,000 options were granted to the Named Executive Officers during the financial year ended December 31, 2007, of which an aggregate of 150,000 options were granted on January 4, 2007 instead of during December 2006 due to the payment of the special distribution of Subordinate Voting Shares of the capital of Atrium Innovations Inc. (formerly Atrium Biotechnologies Inc.) to the Corporation's shareholders on January 2, 2007. The aggregate number of Common Shares covered by options granted to the Corporation's officers and employees other than the Named Executives Officers during such period was 395,000 at prices varying from $1.68 to 4.65 per Common Share, establishing at 5,006,092 the total number of Common Shares covered by options granted and outstanding pursuant to the Stock Option Plan as at December 31, 2007, which represented 9.4% of the total number of issued and outstanding Common Shares at year-end.

Name	Common Shares under options granted (#)	% of total options granted during financial year (%)	Exercise price or basic price per Common Share ($/security)	Market value of Common Shares underlying options on the date of grant ($/security)	Expiration date

David J. Mazzo	400,000 150,000	23.7 8.9	US3.54 US1.82	US3.54 US1.82	March 22, 2017 Dec. 10, 2017

Gilles Gagnon(1)	60,000	3.6	4.65	4.65	N/A

Dennis Turpin	50,000 50,000	3.0 3.0	4.65 1.82	4.65 1.82	Jan. 3, 2017 Dec. 10, 2017

Paul Blake	45,000 50,000	2.7 3.0	US3.05 US1.82	US3.05 US1.82	July 26, 2017 Dec. 10, 2017

Jürgen Engel	50,000 50,000	3.0 3.0	4.65 1.82	4.65 1.82	Jan. 3, 2017 Dec. 10, 2017

Ellen McDonald	25,000 50,000	1.5 3.0	US3.63 US1.82	US3.63 US1.82	April 30, 2017 Dec. 10, 2017

Mario Paradis	50,000 50,000	3.0 3.0	4.65 1.82	4.65 1.82	Jan. 3, 2017 Dec. 10, 2017

(1)
All 60,000 options granted to Mr. Gagnon in 2007 were cancelled shortly following his departure from the Corporation.

Options exercised during the most recently completed financial year and financial year-end option values

        The following table summarizes for each of the Named Executive Officers the number of Common Shares acquired on options exercised, if any, during the financial year ended December 31, 2007, the aggregate value realized upon exercise, the total number of Common Shares covered by unexercised options, if any, held at December 31, 2007, and the value of such unexercised options as at the same date. During the financial year ended December 31, 2007, an aggregate of 18,000 options were exercised at prices varying from $1.74 to $3.68 by all optionholders under the Stock Option Plan.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-end 2007 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at FY-end 2007(1) ($) Exercisable/ Unexercisable

David J. Mazzo	—	—	— / 550,000	— / —

Gilles Gagnon(2)	—	—	390,000 / 25,000	— / —

Dennis Turpin	—	—	370,000 / 100,000	— / —

Paul Blake	—	—	— / 95,000	— / —

Jürgen Engel	—	—	270,000 / 100,000	— / —

Ellen McDonald	—	—	— / 75,000	— / —

Mario Paradis	—	—	155,333 / 116,667	— / —

(1)
The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of a Common Share on the TSX and on NASDAQ on December 31, 2007, which were $1.52 and US$1.54, respectively.

(2)
As part of his termination agreement, Mr. Gagnon is entitled to retain 415,000 options, all of which expire on or before March 23, 2012.

  D.    Pension Plan

        One of the Corporation's Named Executive Officers, namely Dr. Jürgen Engel, participates in a non-contributory defined benefit pension plan. Benefits payable under this plan correspond to 40% of the executive officer's average salary of the last twelve (12) months during the first five working years after initial participation in this plan and increase by 0.4% for each additional year of employment.

        The normal retirement age is 65 years, but early retirement in accordance with Germany's social pension insurance is possible without reduction of the benefit. The following table shows total annual pension benefits payable pursuant to this plan. Upon the death of a participant, the surviving spouse and/or children of the participant will be entitled to a benefit equal to 60% of the benefits to which such participant was entitled. All benefits payable under this plan are in addition to German governmental social security benefits. Only basic salary is taken into consideration in calculating pension benefits.

Pension Plan Table

	Years of Service
Average Remuneration ($)*	15	20	25	30	35

200,000	$88,000	$92,000	$96,000	$100,000	$104,000

300,000	$132,000	$138,000	$144,000	$150,000	$156,000

400,000	$176,000	$184,000	$192,000	$200,000	$208,000

500,000	$220,000	$230,000	$240,000	$250,000	$260,000

*
Remuneration refers to annual basic salary.

        As at December 31, 2007, Dr. Jürgen Engel had 31 years and 4 months of credited service in the aforementioned non-contributory defined benefit pension plan.

  E.    Employment and Change of Control Agreements

        The Corporation and/or its subsidiaries have entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the executives a base salary and an annual bonus and that such executives will be eligible to receive grants of stock options which will be reviewed annually in accordance with the Corporation's policies. The Employment Agreements have an indefinite term, except for Dr. Engel, whose employment agreement is for a term of thirty-two (32) months expiring in August 2010. In addition, each of the Employment Agreements, except for Dr. Engel's, provides that, if the Corporation terminates the employment of a Named Executive Officer without cause, then the executive will be entitled to receive a lump-sum payment, less statutory deductions, of the equivalent of twenty-four (24) months in the case of Dr. Mazzo, eighteen (18) months in the case of Messrs. Turpin and Paradis and twelve (12) months in the case of Dr. Blake and Ms. McDonald.

        The Corporation has also entered into change of control agreements (the "Change of Control Agreements") with the Named Executive Officers, except for Dr. Engel. Under such agreements, if a change of control (as defined in the Change of Control Agreements) occurs and the Corporation terminates the employment of the executive without cause, or if the executive terminates his employment for good reason, then the executive will be entitled to receive a lump-sum payment, less statutory deductions, of the equivalent of twenty-four (24) months in the case of Dr. Mazzo and eighteen (18) months in the case of Mr. Turpin, Dr. Blake, Ms. McDonald and Mr. Paradis of i) their annual base salary, ii) the maximum amount of their bonus, and iii) the benefits, calculated on a yearly basis, including car allowances, but excluding operating costs and excluding any stock options which were held by such executive at the time of termination of employment.

  F.     Report on Executive Compensation

Composition of the Corporate Governance, Nominating and Human Resources Committee

        On December 31, 2007, the Corporate Governance, Nominating and Human Resources Committee (for the purposes of this Section 6.F of the Circular, the "Committee") was composed of three directors, namely Mr. Jürgen Ernst, Mr. Pierre Laurin and Mr. Pierre MacDonald (Chairman). Each member of the Committee is independent.

Mandate of the Committee

        The mandate of the Committee (attached as Schedule F to this Circular) is to (i) assist the Board in developing the Corporation's approach to corporate governance issues, (ii) propose new Board nominees, and (iii) assess the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.

Executive Compensation Policy

        An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

        In accordance with this policy, the compensation of the Corporation's executive officers is based on three principal elements: (i) basic salary; (ii) performance bonuses; and (iii) the award of stock options. Each component is established with comparable companies in the North American biopharmaceutical industry with which the Corporation competes for executive talent. In addition, the policy is intended to align the executives' interests with those of the Corporation's shareholders and rewards superior performance. Incentive-based compensation is granted on the basis of criteria approved by the Committee.

Basic Salary

        Basic salary is established according to the criteria set forth above and is intended to align with the median of those paid in the comparator group. They are reviewed annually by the Committee.

Short-term Incentive Compensation

        The short-term incentive plan sets out the allocation of incentive awards based on the financial results, the achievement of the Corporation's product development and strategic objectives, and the Corporation's return on investment. These objectives are set at the beginning of each financial year as part of the annual review of corporate strategies.

        In the case of executive officers, a program is designed to maximize corporate and individual performance by establishing specific operational and financial goals and to provide financial incentives to executive officers based on their level of achievement of these goals. The granting of cash incentives require Committee and Board approval and are based upon an assessment of each individual's performance, as well as the performance of the Corporation.

Long-term Compensation of Executive Officers

        The long-term component of the compensation of the Corporation's executive officers is based mainly on the Stock Option Plan, which permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options generally vest over a period of three years. Stock options are usually granted to executive officers in December of each year.

Control and Review of the Compensation Plan

        The Committee must ensure that the compensation of the Corporation's executive officers is consistent with the overall compensation policy of the Corporation. The relative situation of the Corporation with regard to compensation is determined annually by means of studies, with respect to a reference market, composed of comparable businesses. Internal equity analyses are also conducted in order to make the required adjustments.

Compensation of the President and Chief Executive Officer

        The compensation of the President and Chief Executive Officer is along the lines of the Corporation's policy on management compensation. The President and Chief Executive Officer's employment agreement also contains a non-competition clause but does not provide for any specific terms or modalities of remuneration.

        In 2007, the President and Chief Executive Officer received a bonus pursuant to the Corporation's short-term incentive plan. The annual bonus paid to the Chief Executive Officer in 2007 reflected his performance in the context of the Corporation's objectives, which were reviewed by the Committee for the Chief Executive Officer and the senior executive management of the Corporation for the 2007 fiscal year. The annual bonus paid in 2007 reflected the advancement of the

Corporation's product pipeline as well as its performance in relation to strategic objectives, business development, the Corporation's return on investment and budgetary objectives established by the Committee for the Chief Executive Officer and the senior executive management team for the 2007 fiscal year.

Conclusion

        In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is tied to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the Corporation's publicly traded Common Shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

        If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

        By the Corporate Governance, Nominating and Human Resources Committee:

  Pierre MacDonald, Chairman
  Jürgen Ernst
  Pierre Laurin

7.     PERFORMANCE GRAPH

        On December 31, 2007, the closing price of a Common Share on the TSX was $1.52. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2002 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

  On May 28, 2004, the Corporation's former Subordinate Voting Shares were changed, on a one-for-one basis, into an equal number of new Common Shares. On January 2, 2007, the Corporation effected a one-time special distribution in kind of all of its 11,052,996 Subordinate Voting Shares of the capital of Atrium on a pro rata basis to its shareholders. The "ex-distribution" date for the special distribution was December 27, 2006.

8.     SECURITY-BASED COMPENSATION ARRANGEMENTS

  A.    Securities Authorized for Issuance under Equity Compensation Plans

        The following table sets forth, as at December 31, 2007, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights(1) ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)

Equity compensation plans approved by securityholders	5,006,092	3.69	304,648

Equity compensation plans not approved by securityholders	—	—	—

Total:	5,006,092	3.69	304,648

(1)
On February 2, 2007, the TSX definitively approved an equitable adjustment to all unexercised options outstanding pursuant to the Stock Option Plan in order to reflect the one-time special distribution in kind of all of the Corporation's 11,052,996 Subordinate Voting Shares of the capital of Atrium distributed to the Corporation's shareholders on a pro rata basis. This special distribution was completed on January 2, 2007, although the "ex-distribution" date in respect thereof was December 27, 2006. The adjustment was a reduction in the exercise price of all outstanding stock options of $2.02 per Common Share.

  B.    Principal Terms of the Corporation's Security-Based Compensation Arrangements and Other Required Disclosure

        Since January 1, 2005, companies listed on the TSX are required to disclose, on an annual basis, in their information (or management proxy) circulars or other annual disclosure documents distributed to all securityholders, the terms of their security-based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual, security-based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security-based compensation arrangements for the purposes of the TSX Company Manual rules. The Corporation currently has in place only one such security-based compensation arrangement, namely its Stock Option Plan, the principal terms of which are described at Section 6.C of this Circular under the heading "STATEMENT OF EXECUTIVE COMPENSATION — Stock Option Plan Information".

        The following table indicates the number of Common Shares (i) which were authorized for issuance as at March 7, 2008, (ii) issuable under outstanding stock options as at March 7, 2008, (iii) issued pursuant to the exercise of stock options under the Stock Option Plan between May 2, 2007, being the date on which the Corporation's shareholders approved the last set of amendments to the Stock Option Plan, and March 7, 2008, and (iv) remaining available for issuance under the Stock Option Plan as at March 7, 2008:

Common Shares under Stock Option Plan:		Number of Common Shares	As a Percentage of all Currently Issued and Outstanding Common Shares

Total Authorized for Issuance:		5,318,740	10.00%

•	issuable under outstanding stock options	5,006,092	9.41%

•	issued pursuant to the exercise of stock options between May 2, 2007 and March 7, 2008	8,000	0.02%

•	remaining available for issuance	304,648	0.57%

9.     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        In 2005, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201 — Corporate Governance Guidelines (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for

Canadian issuers. The CSA Disclosure Instrument requires issuers to make certain specified disclosure regarding their governance practices. The Board considers good corporate governance to be important to the effective operations of the Corporation. The Corporate Governance, Nominating and Human Resources Committee makes recommendations regarding the compliance of the Corporation's practices with the CSA Governance Policy and oversees disclosure obligations related thereto. The Committee proposes changes to the Corporation's corporate governance practices and, where applicable, amends such governance practices from time to time.

        Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule C to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the Instrument) and provides a response to each item, which together describe how the Corporation has integrated these "best practices" of corporate governance.

10.  APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

  A.    Appointment of Auditors

        The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as auditors of the Corporation since the financial year ended December 31, 1993.

        Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and authorizing the directors of the Corporation to determine their compensation.

  B.    Audit Committee Disclosure

        Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee in both this Circular and its Annual Information Form. The Audit Committee Charter is attached as Schedule E to this Circular and is also accessible on the Corporation's Web site at www.aeternazentaris.com.

Composition of the Audit Committee

        Ms. Martha Byorum, Mr. Gérard Limoges, FCA, who is the Chair of the Committee, and Mr. Pierre MacDonald are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

Education and Relevant Experience

        The education and relevant experience of each of the members of the Audit Committee are described below.

        Martha Byorum — Ms. Byorum is currently Senior Managing Director of Stephens Cori Capital Advisors, a strategic and financial advisory services company. Before 1996, Ms. Byorum held various positions at Citicorp. Ms. Byorum holds a Master's of Business Administration (MBA) degree from the University of Pennsylvania.

        Gérard Limoges, FCA — Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of Université de Montréal (HEC Montréal) in 1966, he became a chartered accountant and partner of Ernst & Young in 1971.

        Pierre MacDonald — Mr. MacDonald was Vice President of James Bay Energy Corporation where he was responsible for administration, finance, internal audit and information systems. He subsequently was the Senior Vice President for Eastern Canada for Bank of Montreal, a position which involved the review and evaluation of the financial statements and creditworthiness of borrowers in a wide variety of industries. He then became Vice Chairman of the Treasury Board of the Government of Quebec. Mr. MacDonald served as the Chairman of the Audit Committee of Teleglobe Inc. for six years. He recently completed a term of six years as Chairman of the Risk Management Committee and member of the Audit Committee of the Export Development Corporation. Mr. MacDonald received Bachelor of Arts, Bachelor of Commerce and Masters of Commerce degrees from Laval University in Quebec.

Pre-Approval Policies and Procedures

        Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Schedule E to this Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

        In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years. Fees for the financial year ended December 31, 2006 exclude all such fees billed by PricewaterhouseCoopers LLP to the Corporation's former subsidiary, Atrium, since, on October 18, 2006, the Corporation initiated the divesture of its interest in Atrium upon closing of a secondary offering and completed the spin-off by distributing its remaining investment in Atrium to all shareholders on January 2, 2007.

Fees	Financial Year Ended December 31, 2007 US$	Financial Year Ended December 31, 2006 US$

Audit Fees(1)	284,973	253,587

Audit-Related Fees(2)	306,804	204,555

Tax Fees(3)	43,182	29,084

All Other Fees(4)	4,508	568

TOTAL FEES:	639,467	487,794

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and the delivery of customary consent and comfort letters in connection therewith.

(3)
Incurred in respect of tax compliance, tax planning and tax advice.

(4)
Refers to all fees not included in audit fees, audit-related fees and tax fees.

11.  AMENDMENTS TO THE STOCK OPTION PLAN

        In 1995, shareholder and regulatory approval was obtained to implement the Stock Option Plan, with subsequent amendments approved by shareholders and the TSX in 1997, 1999, 2000, 2001, 2002, 2003, 2004 and 2007, in each case in order to increase the maximum number of Common Shares issuable under the Stock Option Plan and to make, in certain cases, amendments of a "house-keeping" nature as well as amendments to comply with TSX rules and good governance practices. The purpose of the Stock Option Plan is to provide compensation incentives to selected employees that encourage alignment with shareholders and enhance the Corporation's ability to attract, retain and motivate qualified personnel. Management is of the view that the Stock Option Plan contributes to the overall success of the Corporation.

        At the Meeting, shareholders will be asked to consider and, if deemed advisable, to adopt Resolution 2008-1, a copy of which is reproduced at Schedule A to this Circular, ratifying and approving certain amendments to the Stock Option Plan, which the Corporation's directors unanimously approved on March 4, 2008, subject to obtaining shareholder and regulatory approval.

        Two of the amendments to the Stock Option Plan approved by the Corporation's directors on March 4, 2008 require approval of both the TSX as well as the Corporation's shareholders, namely: (i) the increase to the maximum number of Common Shares issuable at any time under the Stock Option Plan from 10% to 11.4%; and (ii) certain changes to Section 11 of the Stock Option Plan that would have the effect of requiring shareholder approval of (A) any reduction to the exercise price applicable to a stock option irrespective of whether the optionholder is an insider of the Corporation (currently, shareholder approval would only be required if the optionholder is an insider of the Corporation) and (B) any re-grant of cancelled options irrespective of whether such re-grant is made to an optionholder who is an insider of the Corporation and irrespective of the time at which such re-grant occurs (currently, shareholder approval would only be required if the re-grant is made to an optionholder that is an insider of the Corporation and would not be required if the re-grant occurred at least three months after the date on which the predeceesor options were cancelled). The TSX has reviewed and approved all of the proposed amendments to the Stock Option Plan.

        To be effective, the amendments to the Stock Option Plan described above must be approved by a resolution passed by a majority of the votes cast by shareholders at the Meeting. The Board and Æterna Zentaris' management unanimously recommend that shareholders vote in favour of the amendments to the Stock Option Plan described above. The complete text of the Stock Option Plan, blacklined to show all amendments approved by the Board on March 4, 2008, is reproduced as Schedule B to this Circular.

12.  INDEBTEDNESS OF DIRECTORS AND OFFICERS

        Neither at any time during the financial year ended December 31, 2007 nor as at March 7, 2008 were any of the directors or officers indebted to the Corporation in respect of the purchase of securities of the Corporation or otherwise. On March 29, 2004, the Board of Directors of the Corporation adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such then existing loans.

13.  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

14.  INSURANCE OF DIRECTORS AND OFFICERS

        The Corporation purchases liability insurance for the benefit of its directors and officers, which protects them against certain liabilities incurred by them while acting in such capacity. In 2007, this insurance provided a maximum coverage of $25,000,000 per event and policy year. For the financial year ended December 31, 2007, the premium paid by the Corporation was $565,000. When the Corporation is authorized or required to indemnify insured persons, a deductible of $250,000 applies, except for securities-based claims, for which the deductible is $500,000. It is anticipated that the premium to be paid in respect of such insurance for the financial year ending December 31, 2008 will be approximately $523,000.

15.  SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

        Shareholder proposals must be submitted no later than December 8, 2008 in order that the Corporation may include them in its management information circular that will be prepared and mailed in connection with the Corporation's annual meeting of shareholders in 2009.

16.  ADDITIONAL INFORMATION

        The Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Canada, or at its office located at 20 Independence Boulevard, 4th Floor, Warren, New Jersey, U.S.A.:

  (i)
  one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon, both contained in the Corporation's 2007 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

  (ii)
  one copy of this Circular.

        In addition, the Corporation's Annual Information Form will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Web sites: www.aeternazentaris.com, www.sedar.com and www.sec.gov. Financial information related to the Corporation is provided in its audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2007.

17.  MAIL SERVICE INTERRUPTION

        If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 4820-52 Street S.E. Calgary, Alberta T2B 3R2	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8

Ontario 11th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 510 Burrard Street Vancouver, British Columbia V6C 3B9	Manitoba 830, 201 Portage Avenue Winnipeg, Manitoba R3B 3K6

18.  DIRECTORS' APPROVAL

        The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.

        Dated at Quebec City, Quebec, March 7, 2008.

Mario Paradis, CA
Corporate Secretary

SCHEDULE A

RESOLUTION 2008-1

Resolved as Resolution 2008-1:

THAT the amendments to the Corporation's Stock Option Plan approved by the Board of Directors on March 4, 2008, namely (i) increasing the percentage of the maximum number of Common Shares issuable thereunder at any time from ten percent (10%) to eleven point four percent (11.4%), and (ii) making certain changes to Section 11 of the Stock Option Plan that would have the effect of requiring shareholder approval of (A) any reduction to the exercise price applicable to a stock option irrespective of whether the optionholder is an insider of the Corporation and (B) any re-grant of cancelled options irrespective of whether such re-grant is made to an optionholder who is an insider of the Corporation and irrespective of the time at which such re-grant occurs, the whole as described in the Management Information Circular of the Corporation dated March 7, 2008, be and they are hereby, approved; and

THAT any officer or director of the Corporation be, and each of them is hereby, authorized and directed to sign and deliver, for and on behalf of the Corporation, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this Resolution 2008-1.

A-1

STOCK OPTION PLAN OF
ÆTERNA ZENTARIS INC.

1.         Purpose of the Plan

1.1
The purpose of the stock option plan for directors, officers, employees~~, members of the Scientific Board~~ and suppliers of ongoing services (the "Plan") of Æterna Zentaris Inc. (the "Corporation") is to secure for the Corporation and its shareholders the benefit of an incentive interest in share ownership by directors, officers and employees of the Corporation and its Subsidiaries, as the case may be, and by ~~the members of the Scientific Board and~~ certain designated suppliers of ongoing services.

2.         Administration

2.1
The Plan shall be administered by the Corporation's Board of Directors (the "Board") or the Corporate Governance, Nominating and Human Resources Committee, as the same may be constituted from time to time (the "Committee"). The Board or the Committee shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations shall be consistent with the relevant policy statements of the competent securities authorities and the rules of the stock exchanges on which the securities of the Corporation are listed.

3.         Shares Subject to the Plan

3.1
The shares issuable further to the exercise of options granted under the Plan are the Common Shares of the Corporation (the "Shares"). The total number of Shares that may be issued under the Plan shall not exceed ~~10%~~eleven point four percent (11.4%) of the total number of issued and outstanding Shares at any given time. No Optionee (as defined hereinbelow) shall hold options to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time.

3.2
In addition: (i) the number of securities ~~issuable~~issued to "insiders" (as such term is defined in the TSX Company Manual) of the Corporation, at any time, under all security-based compensation arrangements of the Corporation, cannot exceed ten percent (10%) of its issued and outstanding securities; and (ii) the number of securities issuable to insiders of the Corporation, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed ten percent (10%) of its issued and outstanding securities.

3.3
In addition: (i) the aggregate fair value of options granted under all security-based compensation arrangements of the Corporation to any one non-employee director of the Corporation entitled to receive a benefit under the Plan, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Committee; and (ii) the aggregate number of securities issuable to all non-employee directors of the Corporation entitled to receive a benefit under the Plan, within any one-year period, under all security-based compensation arrangements of the Corporation, cannot exceed one percent (1%) of its issued and outstanding securities.

3.4
~~3.3~~ All options that are exercised, or that expire or are cancelled without being exercised, shall become available to be granted (or "reloaded") under the terms of the Plan upon such exercise, cancellation or expiration, as the case may be.

4.         Grant of Options

4.1
The Board or the Committee shall from to time designate the directors (non-employee directors in the case of directors of the Corporation), officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or ~~the members of the Scientific Board or~~ suppliers of ongoing services to whom options shall be granted (an "Optionee") and the number of Shares covered by each of such options. For the purposes of the Plan, "Subsidiaries" shall mean any legal entity of which the Corporation holds or is the beneficiary, at any time, directly or indirectly, otherwise than as security only, of securities conferring over fifty percent (50%) of the votes enabling it to elect the majority of the directors of such entity as well as any current or future Subsidiary of such legal entity. Any Optionee may hold more than one option. The granting of each option shall be evidenced by a letter from the Corporation addressed to the Optionee setting forth the number of Shares covered by such option, the subscription price, the terms and conditions of exercise of the option and the option period.

4.2
Subject to the provisions of Section 3, the non-employee directors of the Corporation are eligible to receive grants of up to 40,000 options upon or in connection with their election or appointment to the Board and are eligible to receive grants of up to 20,000 options for each and every year thereafter. These options shall be vested over a period of three (3) years in equal thirds with the first third becoming vested on the first anniversary of the grant date, the second third becoming vested on the second anniversary of the grant date and the final third becoming vested on the third anniversary of the grant date. The specific number of options to be granted to non-employee directors in accordance with the foregoing shall be determined by the Board upon recommendation of the Committee.

5.         Exercise Price

5.1
The exercise price of an option shall be established by the Board or the Committee at the time of the grant and this price shall not be less than the greater of the closing prices of the Shares on the Toronto Stock Exchange and the Nasdaq National Market on the last trading day preceding the date of grant of the option (the "Grant Date"). If either of these exchanges is closed or if the Shares did not trade on one of the two exchanges on the last trading day preceding the Grant Date, the exercise price shall be the closing price of the Shares at the open exchange ("Exercise Price").

  The closing price of the Shares shall be converted into Canadian dollars, when this conversion is required, at the noon buying rate of the Bank of Canada on the last trading day preceding the Grant Date established in the previous paragraph.

6.         Option Period

6.1
Subject to the provisions of Section 6.2, each option granted under the Plan shall be exercisable during a period established by the Board or the Committee (the "Option Period"). The Option Period shall commence no earlier than the Grant Date and shall terminate no later than ten years after such date (the "Outside Expiry Date").

6.2
Notwithstanding the provisions of Section 6.1, an option shall not be exercisable by an Optionee from and after each and every one of the following dates (an "Early Expiry Date"), unless the Board or the Committee decides otherwise:

6.2.1
(i) in the case where the Optionee is an officer or an employee, the date on which the Optionee resigns or voluntarily leaves his employment with the Corporation or one of its Subsidiaries, as the case may be, or the date on which the employment of the Optionee with the Corporation or one of its Subsidiaries is terminated for just cause, as the case may be, including, without limiting the scope of the foregoing, in the event of a breach of his obligations to the Corporation, or (ii) in the case where the Optionee is a director ~~or a member of the Scientific Board~~ of the Corporation or one of its Subsidiaries, as the case may be, but is not employed by either the Corporation or one of its Subsidiaries, the date on which such Optionee ceases to be a member of the relevant Board of Directors ~~or the Scientific Board~~ for any reason other than death;

6.2.2
(i) in the case where the Optionee is an officer or employee, six (6) months following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated by reason of death or (ii) in the case where the Optionee is a director ~~or a member of the Scientific Board~~ of the Corporation or any of its Subsidiaries, as the case may be, but is not employed by either the Corporation or any of its Subsidiaries, six (6) months following the date on which such Optionee ceases to be a member of the relevant Board of Directors by reason of death;

6.2.3
in the case where the Optionee is an officer or employee, thirty (30) days following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated for any cause or reason other than those mentioned in paragraphs 6.2.1 and 6.2.2 including, without limiting the scope of the foregoing, disability, long-term illness, retirement or early retirement; or

6.2.4
in the case where the Optionee is a supplier of ongoing services, thirty (30) days following the date on which the Optionee ceases to act as a supplier of ongoing services to the Corporation or any of its Subsidiaries, as the case may be, for any cause or reason.

6.3
Subject to Section 6.4 hereof, all rights conferred by an option under the Plan that shall not have been exercised by either an Early Expiry Date or the Outside Expiry Date shall be forfeited and cancelled.

6.4
If an Early Expiry Date or the Outside Expiry Date applicable to any option granted under the Plan falls within a blackout period imposed by the Corporation under the Corporation's trading restrictions and blackout periods policy (as such policy may be amended from time to time by the Corporation), or within seven (7) business days immediately following such a blackout period, then the applicable Early Expiry Date or the Outside Expiry Date, as the case may be, will be automatically extended to the date which is seven (7) business days after the last day of the blackout period. The seven (7) business day extension period established in this paragraph is a fixed period which is not subject to Board discretion.

7.         Exercise of Options

7.1
Subject to the provisions of Section 6, an option may be exercised in whole, at any time, or in part, from time to time, during the Option Period, but in all cases in accordance with the exercise schedule established by the Board or the Committee and applicable at the time of the grant.

7.2
An option may be exercised by written notice to the Secretary of the Corporation. Such notice shall set forth the number of options exercised and the number of underlying Shares subscribed for pursuant to such exercise and the address to which the certificate evidencing such Shares is to be delivered. Such notice shall also be accompanied by a certified cheque made payable to the Corporation in the amount of the Exercise Price. The Corporation shall cause a certificate for the number of Shares specified in the notice to be issued in the name of the Optionee and delivered to the address specified in the notice no later than ten (10) business days following the receipt of such notice and cheque.

8.         No Assignment

8.1
No option or interest therein shall be assignable by the Optionee other than by will or in accordance with the applicable laws of estates and succession.

9.         Not a Shareholder

9.1
An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his/her option until he/she shall have become the holder of record of such Shares.

10.      Offer for Shares of the Corporation

10.1
In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Corporation to each Optionee and all unexercised options will become exercisable immediately at the Exercise Price, but only to the extent necessary to enable an Optionee to tender his/her Shares in response to the offer should the Optionee so desire.

11.      Modification of the Plan

Board, shareholder and requisite regulatory approvals shall be required for any of the following amendments to be made to the Plan:

11.1
any amendment to Section 3.2 that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under this Plan otherwise prohibited by Section 3.2;

11.2
any amendment to the number of securities issuable under the Plan (except for any adjustment described in paragraph ~~12.1.5~~12.1.4 hereof);

11.3
any amendment which would permit any option granted under the Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

11.4
the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

11.5
the addition of a deferred or restricted share unit or any other provision which results in employees receiving securities while no cash consideration is received by the Corporation;

11.6
with respect to ~~an~~any Optionee ~~who~~(whether or not such Optionee is an "insider" of the Corporation),

(i)
any reduction in the exercise price of any option after the option has been granted, or

(ii)
any cancellation of an option and the ~~regrant~~re-grant of that option under different terms~~, except if such regrant occurs at least three (3) months after the related cancellation~~,

        except in respect of any adjustment described in paragraph ~~12.1.5~~12.1.4 hereof;

11.7
any extension to the term of an option beyond the Outside Expiry Date to an Optionee who is an "insider" of the Corporation (except for extensions made pursuant to Section 6.4);

11.8
any amendment to the method of determining the exercise price of an option granted pursuant to the Plan;

11.9
the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

11.10
any amendment to this Section 11.

12.      Amendments and Termination

12.1
The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion, make all other amendments to the plan that are not contemplated in Section 11 above including, without limitation, the following:

12.1.1
amendments of a "housekeeping" or clerical nature or to clarify the Plan's provisions;

12.1.2
amendments regarding any vesting period of an option;

12.1.3
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Optionee, or the extension of an option beyond the Outside Expiry Date in respect of any Optionee who is a "non-insider" of the Corporation;

~~12.1.4~~
~~with respect to any Optionee who is a "non-insider" of the Corporation, amendments to the terms of an option to reduce the exercise price of such option after the option has been granted, or to cancel an option and regrant that option under different terms;~~

12.1.4
~~12.1.5~~ adjustments to the number of issuable Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to the Corporation's shareholders on a pro rata basis provided such distribution is approved by the Corporation's shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Shares;

12.1.5
~~12.1.6~~ discontinuing or terminating the Plan; and

12.1.6
~~12.1.7~~ any other amendment which does not require shareholder approval under Section 11 hereof.

12.2
Notwithstanding Section 12.1 above, the Corporation shall not contravene any requirements, rules, laws and regulations of the TSX or of any regulatory authorities.

12.3
Notwithstanding any provisions to the contrary, any amendment to or termination of the Plan shall in no way amend or otherwise affect the conditions of the options already granted under the Plan to the extent that such options have not then been exercised, unless the rights of the optionholder have already expired or have already been fully exercised or unless the optionholder affected by such change has already agreed to it.

13.      Miscellaneous Provisions

13.1
The Corporation's obligations under the terms of the Plan are subject to all applicable laws, regulations or rules of any governmental agency or other competent authority in respect of the issuance or distribution of securities and to the rules of any stock exchange on which the Shares are listed. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

13.2
The participation in the Plan of a director, an officer~~,~~ or an employee ~~or a member of the Scientific Board~~ of the Corporation or any of its Subsidiaries shall be entirely optional and shall not be interpreted as conferring upon a director, an officer~~,~~ or an employee ~~or a member of the Scientific Board~~ of the Corporation or any of its Subsidiaries any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation or any of its Subsidiaries to terminate the employment of an officer or employee at any time. Any notice of dismissal given to an officer or employee at the time his/her employment is terminated, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment for purposes of the Plan.

13.3
No director, officer~~,~~ or employee ~~or member of the Scientific Board~~ of the Corporation or any of its Subsidiaries shall acquire the automatic right to be granted one or more options under the terms of the Plan by reason of any previous grant of options under the terms of the Plan.

13.4
The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

13.5
The Corporation and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a director, an officer~~,~~ or an employee ~~or a member of the Scientific Board of~~of, or supplier of ongoing services to, the Corporation or any of its Subsidiaries, and such persons are urged to consult their own tax advisors in such regard.

13.6
The Plan and any option granted under the terms of the Plan shall be governed and interpreted according to the laws of the Province of Quebec and the laws of Canada applicable thereto.

13.7
Once approved by the Corporation's shareholders, the Plan will modify the stock option plan adopted by the Corporation on November 7, 1995 as amended. This Plan confers no other advantage to the beneficiaries of the stock option plan.

SCHEDULE C

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.     BOARD OF DIRECTORS

  A.    Disclose the identity of directors who are independent.

          Mr. Aubut, Ms. Byorum, Mr. Dorais, Mr. Ernst, Mr. Laurin, Mr. Limoges, Mr. MacDonald and Mr. Martin are independent.

  B.    Disclose the identity of directors who are not independent and describe the basis for that determination.

          Dr. Mazzo is the President and Chief Executive Officer of the Corporation and Dr. Engel is the Chief Scientific Officer of the Corporation.

  C.    Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

          The Board is currently composed of a majority of independent directors, being eight (8) out of ten (10) directors.

  D.    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer

Aubut, Marcel	Boralex Power Income Fund

Byorum, Martha	Northwest Natural Gas

Laurin, Pierre	Atrium Innovations Inc. (formely Atrium Biotechnologies Inc.) Quebecor Inc.

Limoges, Gérard	Atrium Innovations Inc. (formely Atrium Biotechnologies Inc.) Hart Stores Inc. Hartco Income Trust Noranda Income Fund

MacDonald, Pierre	AIM Trimark Canada Fund Inc. AIM Trimark Global Fund Inc.

Mazzo, David J.	Avanir Pharmaceuticals, Inc. (Nasdaq) pSivida, Inc. (Nasdaq)

  E.    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

          Since the appointment of Mr. Jürgen Ernst as Chairman of the Board on August 13, 2007, at each Board meeting, there is a portion at which non-independent directors and members of management are not in attendance. There were three meetings where non-independent directors and members of management were not in attendance in 2007.

  F.     Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

          Mr. Jürgen Ernst, Chairman of the Board, is an independent director and was appointed to such position on August 13, 2007.

  G.    Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

Board members	Board meetings	Committee meetings

Aubut, Marcel	9/9	N/A

Byorum, Martha	9/9	8/8

Dorais, José P.	9/9	N/A

Engel, Jürgen	7/9	N/A

Ernst, Jürgen	9/9	5/6

Laurin, Pierre	9/9	6/6

Limoges, Gérard	9/9	8/8

MacDonald, Pierre	9/9	14/14

Martin, Gerald J.	7/9	N/A

Mazzo, David J.	6/6	N/A

2.     BOARD MANDATE

  Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

          The Board of Directors adopted and approved a written mandate on February 28, 2006, which was revised on March 4, 2008, a copy of which is attached as Schedule D to this Circular.

3.     POSITION DESCRIPTIONS

  A.    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

          The Board has adopted and approved a written description for the chair and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. He/she shall make sure that the Board adequately discharges its mandate and that the Board's responsibilities and boundaries with management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to efficiently manage his or her respective committee. The Committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

  B.    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.

          The Board and the CEO have developed a written position description for the CEO. The Board expects the CEO and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.     ORIENTATION AND CONTINUING EDUCATION

  A.    Briefly describe what measures the Board takes to orient new directors regarding:

    (i)
    the role of the Board, its committees and its directors, and

    (ii)
    the nature and operation of the issuer's business.

          The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the CEO meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

  B.    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

          Continuous information is provided to all directors in respect of their role and responsibilities. Moreover, all revised corporate documents are systematically sent to directors (product pipeline, fact sheet, corporate presentation, etc.). At every meeting of the Board of Directors, directors have an opportunity to hear presentations by executive officers on various topics regarding the Corporation's operations. In addition, the Corporation provides subscriptions for each director to receive specialized magazines which keep them up to date on Corporate Governance news and any topic of director's interest.

5.     ETHICAL BUSINESS CONDUCT

  A.    Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

    (i)
    Disclose how a person or company may obtain a copy of the code.

          The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule F to this Circular and is also accessible on the Corporation's Web site at www.aeternazentaris.com and at www.sedar.com.

    (ii)
    Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

          A copy of the Code was sent to each director, officer and employee when it was adopted. In addition, each new employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

    (iii)
    Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

          No material change report has been filed by the Corporation regarding departures from the Code.

  B.    Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

          There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements.

          In the case of a material transaction whereby an informed person would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the informed person.

  C.    Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

          On the Web site of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserve its reputation for integrity and excellence, and conducting the businesses and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the Web site of the Corporation. In addition, in conformity with our policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under an outside provider system.

6.     NOMINATION OF DIRECTORS

  A.    Describe the process by which the Board identifies new candidates for Board nomination.

          The selection of new candidates is made by the Corporate Governance, Nominating and Human Resources Committee. This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

  B.    Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.

          The Corporate Governance, Nominating and Human Resources Committee is entirely composed of unrelated directors.

  C.    If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

          The Corporate Governance, Nominating and Human Resources Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule F to this Circular.

7.     COMPENSATION

  A.    Describe the process by which the Board determines the compensation for the directors and officers.

          The compensation of directors and officers is recommended by the Corporate Governance, Nominating and Human Resources Committee to the Board for approval. Compensation is reviewed annually by means of studies, with respect to a reference market and composed of comparable businesses provided by an external human resources consultant.

  B.    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

          The Corporate Governance, Nominating and Human Resources Committee serves as the Board's compensation committee. Each member of the Corporate Governance, Nominating and Human Resources Committee is an independent director.

  C.    If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

          The Corporate Governance, Nominating and Human Resources Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Corporate Governance, Nominating and Human Resources Committee are described in its Mandate, which is attached as Schedule F to this Circular.

  D.    If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

          The Corporate Governance, Nominating and Human Resources Committee has retained Radford, AON ("Radford") as consultant during the most recently completed financial year. Radford was retained to assist the Corporate Governance, Nominating and Human Resources Committee with the Corporation's compensation programs, more specifically the executive short-term and long-term incentive systems and the remuneration of members of the Board of Directors. Radford analyzed the Corporation's past practices and defined a peer group of companies in order to understand the competitive compensation practices and to propose a program designated to deliver a cash and equity compensation component to the Corporation's directors and officers.

8.     OTHER BOARD COMMITTEES

        If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

        The Audit Committee and the Corporate Governance, Nominating and Human Resources Committee are the sole standing committees of the Board.

9.     ASSESSMENTS

        Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

        The Corporate Governance, Nominating and Human Resources Committee is responsible for assessing the Board as a whole and each individual director including the Chairman of the Board. The Chairman of the Board, who is also a member of the Corporate Governance, Nominating and Human Resources Committee, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board of Directors and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

SCHEDULE D

MANDATE OF THE BOARD OF DIRECTORS

1.     STEWARDSHIP RESPONSIBILITY

        The Board of Directors (the "Board") of Æterna Zentaris Inc. (the "Corporation") assumes stewardship of the Corporation's overall administration and supervises the management of the Corporation's operations with the objective of increasing shareholder value.

        Although management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and regularly assesses and monitors management's performance.

        In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interests of the Corporation.

        Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in Board decisions. From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities and, unless the mandate of a committee of the Board specifically confers upon such committee decision-making authority with respect to a particular matter, the Board retains ultimate decision-making authority with respect to all matters, as authorized to exercise pursuant to the law, relating to the administration and affairs of the Corporation.

2.     COMPOSITION OF THE BOARD AND OPERATION

        The Corporation's Articles provide that the Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

        The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and has no material relationship with, or receives no financial benefit from, the Corporation, other than directors' fees and share ownership. As a general rule, the interests of an independent director should be aligned with those of shareholders.

        The composition of the Board should provide a mix of skills, business expertise and experience in the Corporation's areas of activities.

        The Board must nominate its Chairman from among the directors of the Corporation. In addition, if the Chairman is a director who also is a member of senior management of, or is otherwise related to, the Corporation, the Board could also nominate a lead director, if appropriate, from among the independent directors to take on appropriate duties. From time to time, following meetings of the Board, the directors shall hold meetings at which senior management is not present in order to ensure a free and open discussion between directors.

        The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, a special meeting of the Board is held, at least once a year, to review the Corporation's strategic plan.

        The Chairman of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer. The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

        The Corporate Governance, Nominating and Human Resources Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3.     RESPONSIBILITIES

        The Board has the following specific responsibilities:

  (a)   Strategic Planning

    (i)
    Approving the Corporation's long-term strategy, taking into account, among other things, business opportunities and risks of the business.

    (ii)
    Approving and monitoring the implementation of the Corporation's annual business plan.

    (iii)
    Advising management on strategic issues.

  (b)   Human Resources and Performance Assessment

    (i)
    Choosing the Chief Executive Officer (the "CEO") and approving the appointment of officers of the company.

    (ii)
    Monitoring and assessing the performance of the CEO and other members of the Executive Committee and approving their compensation, taking into consideration Board expectations and fixed goals and objectives.

    (iii)
    Assuring the existence and appropriately monitoring a management and Board succession planning process.

    (iv)
    Monitoring the size and composition of the Board and its committees based on the competencies, skills, and personal qualities sought in Board members as well as relevant securities regulations and guidelines.

    (v)
    Approving the list of Board nominees to be submitted for election by shareholders.

    (vi)
    Approving stock option and stock grant awards exceeding the limits delegated to the CEO.

    (vii)
    Reviewing and considering management requests regarding the hiring of consultants associated with the committee's responsabilitites.

  (c)   Financial Matters and Internal Control

    (i)
    Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

    (ii)
    Reviewing the general content and the Audit Committee's report on the financial aspects of the Corporation's Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities.

    (iii)
    Level of authority structure.

    (iv)
    Approving annual operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction outside the ordinary course of business, including proposals on mergers, acquisitions or other major transactions, such as investments, divestitures, stock consolidations, reclassifications or recapitalizations exceeding an aggregate value.

    (v)
    Selecting, engaging and managing the external financial auditors of the company.

    (vi)
    Determining dividend policies and procedures.

    (vii)
    Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

    (viii)
    Monitoring the quality and integrity of the Corporation's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

    (a)
    the integrity and quality of the Corporation's financial statements and other financial information and the appropriateness and adequacy of their disclosure;

    (b)
    the review of the Audit Committee on external auditors' independence and qualifications;

    (c)
    the performance of the Corporation's internal audit function, if any, and of the Corporation's external auditors; and

    (d)
    the Corporation's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security).

    (ix)
    Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

    (x)
    Reviewing at least annually the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public.

  (d)   Corporate Governance Matters

    (i)
    Taking all reasonable measures to satisfy itself as to the integrity of management and ensuring that management creates a culture of integrity throughout the Corporation.

    (ii)
    Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

    (iii)
    Adopting and reviewing, on a regular basis, the Corporation's Code of Ethical Conduct applicable to the Corporation's directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

    (iv)
    Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

    (v)
    Adopting orientation and continuing education programs for directors.

  (e)   Pension-Related Matters

    (i)
    Monitoring the governance structure, funding, and investment policies for the Corporation's pension plan(s).

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008.

SCHEDULE E

AUDIT COMMITTEE CHARTER

1.     MISSION STATEMENT

        The Audit Committee (the "Committee") will assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee will review the financial reporting process, the system of internal control, the audit process, and the company's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the company's business, operations, and risks.

        The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the company's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.     POWERS

        The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

  •
  Perform activities within the scope of its charter.

  •
  Engage independent counsel and other advisers as it deems necessary to carry out its duties.

  •
  Set and pay the compensation for any advisors it employs.

  •
  Ensure the attendance of company officers at meetings as appropriate.

  •
  Have unrestricted access to members of management, employees and relevant information.

  •
  Communicate directly with the internal and external auditors.

3.     COMPOSITION

  •
  The Audit Committee shall be formed of three members, each of which shall be a director not holding a management function.

  •
  Each member shall provide a useful contribution to the Committee.

  •
  All members shall be independent of management.

  •
  All members must be financially literate.

  •
  The chairperson of the Audit Committee shall be appointed by the Board from time to time.

  •
  The term of the mandate of each member shall be one year.

  •
  The quorum requirement for any meeting shall be two members.

  •
  The secretary of the Audit Committee shall be the secretary of the company or any other individual appointed by the Board.

4.     MEETINGS

  •
  If deemed necessary, the Audit Committee may invite other individuals (such as the Executive Vice President and COO or the Vice President and CFO).

  •
  External auditors shall be invited, if needed, to make presentations to the Audit Committee.

  •
  The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

  •
  The Audit Committee will meet with the external auditors at least once a year without management presence.

  •
  The minutes of each meeting shall be recorded.

5.     ROLE AND RESPONSIBILITIES

  A.    Financial Information

    i)
    Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

    ii)
    Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

    iii)
    Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, prior to filing or disclosure. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

    iv)
    Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition, all sections of the Annual Report and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the company and its operations.

    v)
    Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification on the company's controls and procedures disclosure of information and the attestation by management of the financial reports.

    vi)
    Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

    vii)
    Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

    viii)
    Meet with management and the external auditors to review the financial statements and the results of the audit.

    ix)
    Consider management's handling of proposed audit adjustments identified by the external auditors.

    x)
    Ensure that the external auditors communicate certain required matters to the Committee.

    xi)
    Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

    xii)
    Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

    xiii)
    To gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether.

    •
    Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

    •
    Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the company's operations and financing practices;

    •
    Generally accepted accounting principles have been consistently applied;

    •
    There are any actual or proposed changes in accounting or financial reporting practices;

    •
    There are any significant or unusual events or transactions;

    •
    The company's financial and operating controls are functioning effectively;

    •
    The company has complied with the terms and conditions of loan agreements or security indentures; and

    •
    The interim financial statements contain adequate and appropriate disclosures.

    xiv)
    Ensure that the external auditors communicate certain required matters to the Committee.

  B.    External Audit

    i)
    Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

    ii)
    Consider the independence of the external auditor and any potential conflicts of interest.

    iii)
    Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

    iv)
    Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

    v)
    Make sure to receive periodic reports from the external auditors.

    vi)
    Review the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the company's present circumstances and changes in regulatory and other requirements.

    vii)
    Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

    viii)
    Discuss with the external auditor the appropriateness of the accounting policies applied in the company's financial reports and whether they are considered as aggressive, balanced or conservative.

    ix)
    Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

    x)
    Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

  C.    Internal Control

    i)
    Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

    ii)
    Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

    iii)
    Satisfy itself as to the adequacy of company's review procedures regarding disclosure of other financial information.

    iv)
    Gain an understanding of the current areas of financial risk and how these are being handled by the management.

    v)
    Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

    vi)
    Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

    vii)
    Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

    viii)
    Establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

  D.    Corporate governance

    i)
    Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

    ii)
    Periodically obtain updates from management, general counsel, and tax director regarding compliance.

    iii)
    Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

    iv)
    Review the findings of any examinations by regulatory agencies.

    v)
    Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

    vi)
    Review periodically the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

    vii)
    Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

    viii)
    Review the program for monitoring compliance with the Code of Ethical Conduct.

    ix)
    Periodically obtain updates from management and general counsel regarding compliance.

  E.    Other Responsibilities

    i)
    Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

    ii)
    Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

    iii)
    Review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

    iv)
    Review the policies and procedures in effect for considering officers' expenses and perquisites.

    v)
    If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

    vi)
    Perform other oversight functions as requested by the full Board.

    vii)
    Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

    viii)
    Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

    ix)
    Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the Annual Report.

    x)
    Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

    xi)
    Review and update the Committee charter annually.

    xii)
    Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006 and March 4, 2008.

SCHEDULE F

MANDATE OF THE CORPORATE
GOVERNANCE, NOMINATING AND HUMAN
RESOURCES COMMITTEE

        The Corporate Governance, Nominating and Human Resources Committee (the "Governance Committee") of Æterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposing new Board nominees, assessing the effectiveness of the Board and its committees, their respective chairs and individual directors. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

1.     COMPOSITION OF THE COMMITTEE AND OPERATION

        The Governance Committee is composed of a minimum of three (3) members, a majority of whom qualify as independent directors, as determined by the Board. Members of the Governance Committee are appointed and destituted by the Board. The quorum at any meeting is a majority of its members and meetings are held at least twice a year and as required.

        The Chair of the Governance Committee develops the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board. The agenda and the appropriate materials are provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee reports regularly to the Board on the business of the Governance Committee.

        The Governance Committee may, in appropriate circumstances, engage external advisors and set and pay their compensation, subject to advising the Chairman of the Board thereof.

        The Governance Committee annually reviews its mandate and reports to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.

2.     RESPONSIBILITIES

        The Governance Committee has the following responsibilities:

  (a)   Board of Directors

    (i)
    Monitoring the size and composition of the Board to ensure effective decision-making.

    (ii)
    Developing and reviewing the policies and procedures for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience needed by the Board and the Corporation's requirements.

    (iii)
    Identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders.

    (iv)
    Assisting the Board in determining Board committee membership.

    (v)
    Making recommendations to the Board with respect to directors' compensation.

    (vi)
    Reviewing periodically the mandates of the Board and its committees.

    (vii)
    Developing and monitoring appropriate processes for the periodical performance assessment of the Board, Board committees, Board and committee chairs and individual directors.

  (b)   Corporate Governance Matters

    (i)
    Reviewing corporate governance guidelines applicable to the Corporation, recommending to the Board any change(s) that should be made thereto and monitoring the disclosure of the Corporation's corporate governance practices in accordance with applicable rules, regulations and recommended practices.

    (ii)
    Developing for approval by the Board, monitoring and overseeing the disclosure of appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving feedback from shareholders.

F-1

    (iii)
    Developing for approval by the Board, monitoring and overseeing the disclosure of a Code of Ethical Conduct applicable to the Corporation's directors, its Chief Executive Officer (the "CEO"), its financial officers, and its other officers and employees.

    (iv)
    Reviewing the annual statement of corporate governance practices for inclusion in the Corporation's Management Proxy or Information Circular or Annual Information Form, in accordance with applicable rules and regulations.

    (v)
    Developing and reviewing orientation and continuing education programs for directors.

    (vi)
    Reviewing the policies with respect to the use of privileged information and taking all reasonable measures to ensure that such policy, and the calendar for prohibition or "black-out" periods, is provided to each member of the Board and each officer of the Corporation and to ensure the appropriate communication thereof to all employees, officers and directors of the Corporation.

  (c)   Senior Management

    (i)
    Taking all reasonable measures to ensure that appropriate processes are in place regarding succession planning for the position of CEO and other members of senior management.

    (ii)
    Ensuring that the CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding executives.

    (iii)
    Assisting the CEO in the recruiting of senior management, the terms and conditions of their appointment, retirement and termination and make a recommendation to the Board.

    (iv)
    Annually reviewing and recommending to the Board the goals and objectives that the CEO is expected to attain, assessing the CEO in light of these goals and objectives and recommending to the Board the CEO's compensation level and package.

    (v)
    Reviewing the evaluation of the performance of the Corporation's senior officers and recommending to the Board their compensation.

    (vi)
    Reviewing the report on executive compensation for inclusion in the Corporation's Management Proxy or Information Circular as well as all other executive compensation disclosure, in order to comply as best as possible with applicable rules and regulations.

  (d)   Other Human Resources Matters

    (i)
    Taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures are in place so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

    (ii)
    Maintaining an assessment and compensation philosophy that rewards the creation of shareholder value and reviewing such philosophy at least once a year and as required.

    (iii)
    Making recommendations to the Board with respect to incentive compensation plans, including security-based compensation plans.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.

Adopted and approved by the Board of Directors on February 28, 2006.

F-2

SCHEDULE G

CODE OF ETHICAL CONDUCT

        Æterna Zentaris Inc. ("Æterna Zentaris") and all of the directors, officers and employees of Æterna Zentaris and its subsidiaries (collectively with Æterna Zentaris, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

        Accordingly, the Board of Directors of Æterna Zentaris has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Æterna Zentaris' principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. This Code of Ethical Conduct is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002 (and the related regulations adopted by the Securities and Exchange Commission) and the applicable Marketplace Rules of The Nasdaq Stock Market, Inc.

        This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth elsewhere. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you agree to ask the Head of Legal Affairs of Æterna Zentaris GmbH or the Corporate Secretary of Æterna Zentaris (the "Compliance Officer"). Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell the Head of Legal Affairs of Æterna Zentaris GmbH or the Compliance Officer and ask for help.

Policies and Practice

General Conduct — Conflicts of Interest

        You should act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

        You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personally opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company. You should conduct your personal affairs so that there can be no unfavorable reflection on the Company, either express or implied.

Compliance with Laws, Rules and Regulations

        In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Æterna Zentaris' securities are listed.

Public Disclosure — Confidentiality of Non-Public Information

        As a public company, Æterna Zentaris must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Æterna Zentaris files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Æterna Zentaris.

        Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

G-1

        In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

        You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

Compliance with this Code of Ethical Conduct

        All employees, officers and directors of the Company, regardless of level or seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.

        The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.

Duty to Report Violations of this Code of Ethical Conduct — No Retaliation

        The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.

        All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained insofar as is possible. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.

        Details, on how to access this reporting service or how to contact the Compliance Officer or the Subsidiaries Legal Department, are available on Æterna Zentaris' Web site at www.aeternazentaris.com under section Investors/Governance.

Disciplinary Actions

        The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.

        As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of the employment.

        In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct

        Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Compliance Officer. The Board of Directors of Æterna Zentaris must approve any waiver with respect to this Code of Ethical Conduct that involves a director or an executive officer of Æterna Zentaris. Waivers of any provision of this Code of Ethical Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Æterna Zentaris) may be made by the Compliance Officer.

        Æterna Zentaris is required to publicly disclose any waivers granted to a director or executive officer of Æterna Zentaris, along with the reasons for such waivers, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the relevant rules, if any, of any stock exchanges and quotation systems on which Æterna Zentaris' securities are listed.

Amendments to this Code of Ethical Conduct

        The Board of Directors of Æterna Zentaris may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.

Adopted and approved by the Board of Directors on March 29, 2004 and amended by the Board of Directors on each of November 3, 2004, December 13, 2005 and March 2, 2007.

G-2

Æterna Zentaris Inc.    1405 du Parc-Technologique Blvd.
Québec, Québec, Canada    T 418 652-8525    F 418 652-0881
www.aeternazentaris.com

ÆTERNA ZENTARIS INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET	Security Class COMMON SHARES
SAMPLETOWN SS X9X X9X
Holder Account Number
C9999999999 IND

  Form of Proxy — Annual Meeting to be held on May 7, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, partnership, trust or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Corporation to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted for or against or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, EDT, on Monday, May 5, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation, partnership or trust or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 012953	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

+ SAM SAMPLE	C9999999999
IND C01

Appointment of Proxyholder

I/We, being holder(s) of AETERNA ZENTARIS INC. (the "Corporation"), hereby appoint: Mr. Jürgen Ernst, Chairman of the Board or failing him, Mr. David J. Mazzo, President and Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of the Corporation to be held at Hyatt Regency Montreal Hotel, 1255 Jeanne-Mance Street, Montreal, Quebec, Salle Alfred Rouleau A, on Wednesday, May 7, 2008 at 10:30 a.m. (E.D.T.) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

1. Election of Directors
To elect Marcel Aubut, Martha Byorum, José P. Doris, Jürgen Engel, Jürgen Ernst, Pierre Laurin, Gérard Limoges, Pierre MacDonald, Gerald J. Martin and David J. Mazzo, whose places of residence are indicated in the Management Proxy Circular accompanying this proxy, as directors of the Corporation.
	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as auditors and to authorize the directors to determine their compensation.	For ☐	Withhold ☐

3.    Resolution 2008-1
Vote FOR or AGAINST the adoption of Resolution 2008-1, in order to approve the making of certain amendments to the Corporation's Stock Option Plan, as more fully described in the Corporation's Management Information Circular dated March 7, 2008.	For ☐	Against ☐

Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.		/ /

Interim Financial Reports		Annual Reports
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

☐   99999          036571          1PSZ          AR2            AEZQ  +

QuickLinks

DOCUMENTS INDEX
SIGNATURE
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
SUMMARY COMPENSATION TABLE
Pension Plan Table
SCHEDULE A
STOCK OPTION PLAN OF ÆTERNA ZENTARIS INC.
SCHEDULE C
SCHEDULE D
SCHEDULE E
SCHEDULE F
SCHEDULE G